UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                        Health Enhancement Products, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    958279200
                                 (CUSIP Number)

                              William J. Rogers, II
                         21 Ocean Ridge Boulevard South
                            Palm Coast, Florida 32137
                                 (386) 446-4021
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 26, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-1(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William J. Rogers, II
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,049,867
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,049,867
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Deborah K. Rogers
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,993
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,993
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,793
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Deborah K. Rogers, as Custodian for Joseph W. Rogers
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,900
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,900
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Deborah K. Rogers, as Custodian for Caroline E. Rogers
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           9,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 958279200

      Item 1. Security and Issuer

      This Amendment No.1 to Schedule 13D amends the Schedule 13D filed on March 3, 2005 relating to the common stock (the "Common Stock") of Health Enhancement Products, Inc. (the "Issuer"). The principal executive office of the Issuer is 7740 East Evans Road, Suite A101, Scottsdale, AZ 85260.

      Except as otherwise described herein, the information contained in the initial Schedule 13D remains in effect and all capitalized terms shall have the meaning previously ascribed to them.

      Item 5. Interest in Securities of the Issuer.

      The information required to be disclosed pursuant to paragraph (a) of this
Item 5 is hereby amended and restated as follows:

      (a) As of the close of business on the date hereof, William J. Rogers, II beneficially owns 1,549,867 shares of Common Stock, which represents approximately 12.6% of the issued and outstanding shares of Common Stock. Deborah K. Rogers, as custodian for Joseph W. Rogers, beneficially owns 4,900 shares of Common Stock. Deborah K. Rogers, as custodian for Caroline E. Rogers, beneficially owns 9,000 shares of shares of Common Stock.

      The information required to be disclosed pursuant to paragraph (c) of this
Item 5 is hereby amended and supplemented as follows:

      (c) On May 28, 2005, William J. Rogers, II entered into an agreement with Howard Baer ("Baer"), attached hereto as Exhibit C (the "Agreement"). The Agreement grants William J. Rogers, II the right to acquire 500,000 shares of Common Stock from Baer for $0.10 per share at any time between June 1, 2005 and June 1, 2008.

      Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The response to Item 6 is hereby amended and supplemented as follows:

      As referenced in Item 5(c) above, William J. Rogers, II entered into the Agreement, granting William J. Rogers, II the right to acquire 500,000 shares of Common Stock from Baer for $0.10 per share at any time between June 1, 2005 and June 1, 2008. Additionally, under the Agreement, Baer borrowed $50,000.00 from William J. Rogers, II and pledged 500,000 shares held by Baer as collateral.

      Item 7 Material to Be Filed as Exhibits.

      The response to Item 6 is hereby amended and supplemented as follows:

      (C)   Agreement between Howard Baer and William Rogers of May 26, 2005

CUSIP No. 958279200

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 14, 2005

                                                 /s/ William J. Rogers, II
                                                 -------------------------------
                                                 William J. Rogers, II


                                                 /s/ Deborah K. Rogers
                                                 -------------------------------
                                                 Deborah K. Rogers


                                                 /s/ Deborah K. Rogers
                                                 -------------------------------
                                                 Deborah K. Rogers
                                                 for Joseph W. Rogers


                                                 /s/ Deborah K. Rogers
                                                 -------------------------------
                                                 Deborah K. Rogers
                                                 for Caroline E. Rogers

                                    EXHIBIT C

                    AGREEMENT BETWEEN HOWARD BAER AND WILLIAM
                             ROGERS OF MAY 26, 2005

1. William Rogers promises to provide Howard Baer with a $50,000 loan by June 1, 2005.

2. Baer promises to repay principal and interest on ten percent (10%) per annum to Rogers by July 1, 2005.

3. Baer gives Rogers right to buy 500,000 of Baer's personal shares of HEPI for $0.10 per share at any time of Rogers' choosing between June 1, 2005 and June 1, 2008.

4. Baer promises to provide Rogers with 500,000 of Baer's personal shares of HEPI by June 1, 2005, for Rogers to hold as collateral. Baer gives Rogers the right to hold such shares until June 1, 2008, or until such time that Baer and Rogers both agree. Baer agrees to use these share for no other purpose during the time held by Rogers.


HOWARD BAER X        /s/ Howard Baer      Date          , 2005
--------------------------------------------------------------


WILLIAM ROGERS X    /s/ William Rogers    Date          , 2005
--------------------------------------------------------------